LITFUNDING CORP.
                         5757 Wilshire Boulevard, PH 10
                              Los Angeles, CA 90036
                   Office: (323) 857-0448 Fax: (323) 857-0452



                                 March 11, 2003



Dear Shareholder:

LitFunding Corp. is pleased to announce that at 10:00 A.M. on February 27, 2003, the reverse merger between LitFunding Corp., a California corporation, and RP Entertainment, Inc., a Nevada corporation officially closed.

RP Entertainment, Inc., has officially changed its name to LitFunding Corp., A Nevada Corporation and will file an 8-K announcement with the Securities and Exchange Commission. Once these matters occur, LitFunding Corp. of Nevada will issue shares of common stock to you on a one to one basis. You will be asked to return your current stock certificates to the company so that new shares in the Nevada corporation may be issued though our transfer agent, Colonial Stock Transfer.

The shares of stock you receive will be restricted stock, will bear a restrictive legend printed thereon and will only be eligible to trade after you meet the holding Period of Rule 144 promulgated under the Securities Act of 1933, as amended. While we cannot give you any legal advice, generally the holding periods are one year for sales through a broker-dealer and two years on sales regardless of how they are made. In each case, the transfer agent of the Company will require an opinion of your counsel that you are eligible to sell your shares under Rule 144.

LitFunding Corp. of California will begin winding down its operations. We anticipate that the California corporation will do no new business. All new business will be conducted through the Nevada corporation which shall assume substantially all of the assets and liabilities of the California corporation per the merger agreement.

We are also pleased to announce that as part of the merger negotiations, each shareholder shall receive shares in another publicly traded company, E.Evolution Expeditions. E.Evolution Expeditions was a subsidiary of RP Entertainment, Inc.. E.Evolution Expeditions holds the right to purchase an option for a made for television movie script which may or may not have any value in the future.

Sincerely,

/s/ Morton Reed
---------------------
Morton Reed
President, CEO